UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

FORM 8-K
_______________

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 22, 2015

(Exact name of registrant as specified in its charter)

Delaware	000-35655	27-1454759

(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

121 Alhambra Plaza, Suite 1601 Coral Gables, Florida 33134
(Address of principal executive offices and zip code)
(305) 670-0200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.                          Entry into a Material Definitive Agreement.

On November 22, 2015, Capital Bank Financial Corp., a Delaware corporation ("Capital Bank"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with CommunityOne Bancorp, a North Carolina corporation ("CommunityOne").  The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, CommunityOne will merge with and into Capital Bank (the "Merger"), with Capital Bank as the surviving corporation in the Merger.  Immediately following the Merger, CommunityOne's wholly owned subsidiary, CommunityOne Bank, N.A., will merge with and into Capital Bank's wholly owned bank subsidiary (the "Bank Merger") with Capital Bank's bank subsidiary surviving the Bank Merger.  The Merger Agreement was unanimously approved and adopted by the Board of Directors of each of Capital Bank and CommunityOne.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each issued and outstanding share of common stock of CommunityOne (the "CommunityOne Common Stock") will be cancelled and automatically converted into the right to receive, at the election of each holder and subject to proration as set forth in the Merger Agreement:

•	$14.25 in cash (the "Cash Consideration"); or
•	0.430 shares of Capital Bank Class A common stock (the "Share Consideration" and, together with the Cash Consideration, the "Merger Consideration").

Of the outstanding shares of CommunityOne at the effective time, 85% will be converted into the Share Consideration and 15% will be converted into the Cash Consideration.

At the Effective Time, each option granted by CommunityOne to purchase shares of CommunityOne common stock will fully vest and will be converted into an option to purchase Capital Bank Class A common stock on the same terms and conditions as were applicable prior to the Merger, subject to adjustment of the exercise price and the number of shares of Capital Bank Class A common stock issuable upon exercise of such option based on the Share Consideration.  At the Effective Time, each CommunityOne restricted stock award will fully vest and will be converted into the right to receive the Share Consideration in respect of each share of CommunityOne Common Stock underlying such restricted stock award.

The Merger Agreement also provides that, among other things, the boards of directors of Capital Bank following the Effective Time will be increased in size by two, and Capital Bank will appoint a member of the CommunityOne board of directors selected by Capital Bank, in consultation with CommunityOne, to fill one of the resulting vacancies and a designee of Oak Hill Capital Partners to fill the other vacancy.

The Merger Agreement contains customary representations and warranties from both Capital Bank and CommunityOne, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of Capital Bank's and CommunityOne's businesses during the interim period between the execution of the Merger Agreement and the Effective Time, (2) the obligation of Capital Bank and CommunityOne to call a meeting of their respective stockholders to approve the Merger Agreement, and, subject to certain exceptions, to recommend that their respective stockholders adopt and approve the Merger Agreement and the transactions contemplated thereby, and (3) CommunityOne's non-solicitation obligations relating to alternative acquisition proposals.  Capital Bank and CommunityOne have agreed to use their reasonable best efforts to prepare and file all applications, notices, and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Merger Agreement.

The completion of the Merger is subject to customary conditions, including (1) approval of the Merger Agreement by Capital Bank's stockholders, (2) approval of the Merger Agreement by CommunityOne's shareholders, (3) authorization for listing on the Nasdaq Stock Market of the shares of Capital Bank Common Stock to be issued in the Merger, (4) the receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System ("Federal Reserve"), the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks, (5) effectiveness of the registration statement on Form S-4 for the Capital Bank Common Stock to be issued in the Merger, and (6) the absence of any order, injunction or other legal restraint preventing the completion of the Merger or making the completion of the Merger illegal.  Each party's obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement and (3) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

In connection with entering into the Merger Agreement, Capital Bank entered into a support agreement with each of Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (collectively, "Oak Hill") and Carlyle Financial Services Harbor, L.P.  ("Carlyle").  Oak Hill and Carlyle each beneficially own in the aggregate approximately 23.8% of the outstanding shares of CommunityOne Common Stock. The support agreements generally require that the shareholders party thereto vote two-thirds of their shares of CommunityOne Common Stock in favor of the Merger and against alternative transactions and generally prohibit such shareholders from transferring their shares of CommunityOne Common Stock prior to the termination of the support agreements or the date CommunityOne obtains approval of the Merger Agreement by CommunityOne's stockholders. The support agreements terminate upon the termination of the Merger Agreement in accordance with its terms.

In addition, CommunityOne has entered into a support agreement with each of Crestview-NAFH, LLC ("Crestview") and R. Eugene Taylor.  Crestview and Mr. Taylor each beneficially own in the aggregate approximately 10.6% and 7.5%, respectively, of the outstanding shares of Capital Bank Class A common stock. The support agreements require that Crestview and Mr. Taylor vote all of their shares in favor of the Merger and against alternative transactions and generally prohibit such shareholders from transferring their shares of Capital Bank Class A common stock prior to the termination of the support agreements or the date Capital Bank obtains approval of the Merger Agreement by Capital Bank's stockholders. The support agreements terminate upon the termination of the Merger Agreement in accordance with its terms.

The Merger Agreement provides certain termination rights for both Capital Bank and CommunityOne and further provides that a termination fee of $14 million will be payable to the other party upon termination of the Merger Agreement under certain circumstances.

The foregoing descriptions of the Merger Agreement and the support agreements do not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and the support agreements, which are attached hereto as Exhibit 2.1, 10.1, 10.2, 99.1 and 99.2 and are incorporated herein by reference.  The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.  Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact.  In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.  Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures.  Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding Capital Bank or CommunityOne, their respective affiliates or their respective businesses.  The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Capital Bank, CommunityOne, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a Joint Proxy Statement of Capital Bank and CommunityOne and a prospectus of Capital Bank, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Capital Bank and CommunityOne make with the Securities and Exchange Commission ("SEC").

Forward-Looking Statements

The information presented above may contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of Capital Bank or CommunityOne.  Forward-looking statements can be identified by the use of the words "anticipate," "expect," "intend," "estimate," "target" and words of similar import.  Forward-looking statements are not historical facts but instead express only management's beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management's control.  It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.  Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies' customers, employees and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated Capital Bank's or CommunityOne's respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which Capital Bank or CommunityOne operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks and important factors that could affect Capital Bank's or CommunityOne's future results are identified in their Annual Report on Form 10-K for the year ended December 31, 2014 and other reports filed with the SEC.  Forward-looking statements are made only as of the date of this Report, and neither Capital Bank nor

CommunityOne undertakes any obligation to update any forward-looking statements contained in this presentation to reflect events or conditions after the date hereof.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Capital Bank or CommunityOne. Capital Bank intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Capital Bank and CommunityOne and a prospectus of Capital Bank, and each party will file other documents regarding the proposed transaction with the SEC.  A definitive joint proxy statement/prospectus will also be sent to the Capital Bank's and CommunityOne's stockholders seeking any required stockholder approvals. Before making any voting or investment decision, investors and security holders of Capital Bank and CommunityOne are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction.  The documents filed by Capital Bank and CommunityOne with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.  In addition, the documents filed by Capital Bank may be obtained free of charge at Capital Bank's website at http://investor.capitalbank-us.com/ and the documents filed by CommunityOne may be obtained free of charge at CommunityOne's website at http://ir.community1.com/.   Alternatively, these documents, when available, can be obtained free of charge from Capital Bank upon written request to Capital Bank Financial Corp., Attention: Secretary, 121 Alhambra Plaza, Suite 1601, Coral Gables, Florida 33134 or from CommunityOne upon written request to CommunityOne Bancorp, Attention: Secretary, 1017 E. Morehead Street, Suite 200, Charlotte, North Carolina 28203.

Capital Bank, CommunityOne, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from Capital Bank's and CommunityOne's stockholders in favor of the approval of the merger.  Information about the directors and executive officers of Capital Bank and their ownership of Capital Bank common stock is set forth in the proxy statement for Capital Bank's 2015 annual meeting of stockholders, as previously filed with the SEC on April 30, 2015.  Information about the directors and executive officers of CommunityOne and their ownership of CommunityOne common stock is set forth in the proxy statement for CommunityOne's 2015 annual meeting of stockholders, as previously filed with the SEC on April 7, 2015.  Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.

Item 9.01                          Financial Statements and Exhibits

(d) Exhibits.

The following Exhibits are attached as part of this report:

2.1	Agreement and Plan of Merger by and between Capital Bank Financial Corp. and CommunityOne Bancorp, dated November 22, 2015.*
10.1	Letter Agreement, by and between Carlyle Financial Services Harbor, L.P. and Capital Bank Financial Corp., dated November 22, 2015.
10.2	Letter Agreement, by and between Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P. and Capital Bank Financial Corp., dated November 22, 2015.
99.1	Letter Agreement, by and between R. Eugene Taylor and CommunityOne Bancorp, dated November 22, 2015.
99.2	Letter Agreement, by and between Crestview-NAFH, LLC and CommunityOne Bancorp, dated November 22, 2015.

*	The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date:  November 24, 2015
CAPITAL BANK FINANCIAL CORP.

By:	/s/ Christopher G. Marshall
Name:	Christopher G. Marshall
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit 2.1	Agreement and Plan of Merger by and between Capital Bank Financial Corp. and CommunityOne Bancorp, dated November 22, 2015.*
Exhibit 10.1	Letter Agreement, by and between Carlyle Financial Services Harbor, L.P. and Capital Bank Financial Corp., dated November 22, 2015.
Exhibit 10.2	Letter Agreement, by and between Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P. and Capital Bank Financial Corp., dated November 22, 2015.
Exhibit 99.1	Letter Agreement, by and between R. Eugene Taylor and CommunityOne Bancorp, dated November 22, 2015.
Exhibit 99.2	Letter Agreement, by and between Crestview-NAFH, LLC and CommunityOne Bancorp, dated November 22, 2015.

*	The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.